November 13, 2019

Wenxian Fan
Chief Executive Officer
Pony Group Inc.
Engineer Experiment Building, A202
7 Gaoxin South Avenue, Nanshan District,
Shenzhen, Guangdong Province,
People's Republic of China

       Re: Pony Group Inc.
           Form S-1
           Filed October 28, 2019
           333-232596

Dear Ms. Fan:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 29, 2019 letter.

Form S-1 filed October 28, 2019

Signatures, page II-5

1. In the second signature block, please also include a signature for your principal financial officer, and your controller or principal accounting officer. Refer to Instructions to
       Signatures on Form S-1. If someone has signed in more than one capacity, please indicate each capacity in which she has signed.
 Wenxian Fan
Pony Group Inc.
November 13, 2019
Page 2

        You may contact Melissa Gilmore at 202-551-3777 or Melissa Raminpour at 202-551-
3379 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or John Dana Brown at 202-551-3859
with any other questions.



FirstName LastNameWenxian Fan                           Sincerely,
Comapany NamePony Group Inc.
                                                        Division of Corporation
Finance
November 13, 2019 Page 2                                Office of Finance
FirstName LastName